June 8, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Martin James, Senior Assistant Chief Accountant Li Xiao/Kate Tillan, Assistant Chief Accountant
Re:	AU Optronics Corp. Form 20-F for the Year Ended December 31, 2015 Filed March 21, 2016 File No. 001-31335

Dear Mr. James, Ms. Xiao and Ms. Tillan:

This letter sets forth the response of AU Optronics Corp. (the “Company”) to the comments the Company received from the staff of the Securities and Exchange Commission (the “Staff”) dated May 27, 2016 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2015.

For your convenience, we have included herein each of the Staff’s comments in bold italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.

Item 5. Operating and Financial Review and Prospects

Consolidated Results of Operations for the Years Ended December 31, 2015 and 2014

Income Tax Expense, page 49

1.	We note from your income tax rate reconciliation on page F-74 that the lower consolidated effective income tax rate in fiscal 2015 was primarily due to the effect of different subsidiary income tax rates. Further, we note that the effect was significantly higher in fiscal 2015 when compared with the prior fiscal years presented. Please address the following:

•	Describe to us the circumstances or events relating to your subsidiaries that gave rise to the 41.13% reduction to your ROC statutory income tax rate in 2015.

•	In future filings expand your discussions in this section of MD&A to explain all similar changes, to clearly identify the tax jurisdictions where these subsidiaries are based, and to disclose whether these circumstances or events are reasonably likely to impact your effective tax rate in future periods. To the extent possible, quantify the impact and indicate the periods that are likely to be impacted. Refer to Item 5.A of Form 20-F.

Response

The “effect of different subsidiary income tax rate” line item included in the income tax rate reconciliation disclosure mainly relates to the effect of M.Setek, the Company’s subsidiary in Japan, which is subject to the local income tax rate of 34.6%. In 2015, M.Setek incurred a significantly higher amount of loss from impairment loss recognized and the related tax losses carried forward had the effect of reducing the Company’s ROC statutory tax rate for purposes of this reconciling item- the income tax rate reconciliation. This accounted for NT$1,481 million of total reconciling item amount of NT$3,125 million.

The loss of the Company’s Japan subsidiary was also recorded by its holding companies within the Group through the equity pick-up where the related tax effects have given rise to additional NT$1,467 million of reconciling difference under the “effect of different subsidiary income tax rate” line item.

In future filings, we will consider providing additional explanation on the basis of these reconciling differences, if similar circumstances arise. We plan to identify, where applicable, the tax jurisdictions where these subsidiaries are based and disclose the basis of reconciling differences which may impact our effective tax rate in the section of Management Discussion & Analysis.

Item 18. Financial Statements

Note 13. Property, Plant, and Equipment, page F-47

2.	We note that your net book value is in excess of your market capitalization as of December 31, 2015 and that your most significant assets are property, plant, and equipment. Please describe for us the analysis you performed in 2015 to review these assets for impairment under IAS 36.

Response

The Company’s management has considered the excess of the Group’s net book value over its market capitalization as of December 31, 2015, coupled with the decision to cease the production of polysilicon, were indicators that our long-lived assets, primarily property, plant and equipment may be impaired and their carrying value may not be recoverable under paragraphs 9 and 12 of IAS 36. We performed assessments regarding possible impairment of our long-lived assets by the respective cash-generating units (“CGUs”). We have estimated the recoverable amounts of respective CGUs and noted that except for the polysilicon CGU, the recoverable amount exceeded the carrying amount of each CGU. These assessments indicated that the carrying amount of CGU would be recoverable and therefore, the Company did not recognize any impairment loss for these CGUs.

For polysilicon CGU, as disclosed in our form 20-F, we have recognized an impairment loss amounted to NT$6,755 million related to long-lived assets for polysilicon following the decision to cease the production of polysilicon in January 2016. Please refer to Note 13 to our consolidated financial statements of the Company’s Form 20-F for the fiscal year ended December 31, 2015.

* * * * *

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please do not hesitate to contact the undersigned by telephone at (886) 3-500-8800 by fax at (886) 3-564-3370, or by email at IR@auo.com, or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Sincerely,

AU Optronics Corp.

/s/ Benjamin Tseng

Name: Benjamin Tseng

Title: Chief Financial Officer

cc:     James C. Lin, Davis Polk & Wardwell LLP

2